SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                        Microcell Telecommunications Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    59501T882
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Joel Piassick
                         555 Madison Avenue, Suite 2800
                         New York, New York 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    05/14/03
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  59501T882
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Distressed Investment Master Fund, Ltd.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

      16,970(1)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     16,970(2)


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,970(3)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.7%

14.  TYPE OF REPORTING PERSON*

     CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------
1 This represents 8,141 Class A Common Shares held by the reporting person and 8,829 Class A Common Shares that are beneficially owned by the reporting person as a result of its holding 8,829 First Preferred Voting Shares that are convertible into Class A Common Shares.

2 This represents 8,141 Class A Common Shares held by the reporting person and 8,829 Class A Common Shares that are beneficially owned by the reporting person as a result of its holding 8,829 First Preferred Voting Shares that are convertible into Class A Common Shares.

3 This represents 8,141 Class A Common Shares held by the reporting person and 8,829 Class A Common Shares that are beneficially owned by the reporting person as a result of its holding 8,829 First Preferred Voting Shares that are convertible into Class A Common Shares.

CUSIP No.  59501T882
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Distressed Investment Offshore Manager, L.L.C.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     16,970(4)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     16,970(5)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,970(6)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.7%

14.  TYPE OF REPORTING PERSON*

     CO

----------
4 This represents 8,141 Class A Common Shares held by Harbert Distressed Investment Master Fund, Ltd., (the "Master Fund")and 8,829 Class A Common Shares that are beneficially owned by the Master Fund as a result of its holding 8,829 First Preferred Voting Shares that are convertible into the Class A Common Shares. The reporting person is the sole investment manager.

5 This represents 8,141 Class A Common Shares held by the Master Fund and 8,829 Class A Common Shares that are beneficially owned by the Master Fund as a result of its holding 8,829 First Preferred Voting Shares that are convertible into the Class A Common Shares. The reporting person is the sole investment manager.

6 This represents 8,141 Class A Common Shares held by the Master Fund and 8,829 Class A Common Shares that are beneficially owned by the Master Fund as a result of its holding 8,829 First Preferred Voting Shares that are convertible into the Class A Common Shares. The reporting person is the sole investment manager.

CUSIP No.  59501T882
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Investors, L.L.C.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     17,876(7)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     17,876(8)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,876(9)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.5%

14.  TYPE OF REPORTING PERSON*

     CO

----------
7 This represents 8,583 Class A Common Shares held by the Master Fund and PCMG Trading Partners XII LP ("PCMG") and 9,293 Class A Common Shares that are beneficially owned by the Master Fund, PCMG and Alpha US Sub Fund VI, LLC ("Alpha") as a result of their holding 9,293 First Preferred Voting Shares that are convertible into Class A Common Shares. The reporting person is the managing member of HMC Distressed Investment Offshore Manager, L.L.C. and may be deemed to possess voting power or investment power over the Shares held by PCMG and Alpha.

8 This represents 8,583 Class A Common Shares held by the Master Fund and PCMG and 9,293 Class A Common Shares that are beneficially owned by the Master Fund, PCMG and Alpha as a result of their holding 9,293 First Preferred Voting Shares that are convertible into Class A Common Shares. The reporting person is the managing member of HMC Distressed Investment Offshore Manager, L.L.C. and may be deemed to possess voting power or investment power over the Shares held by PCMG and Alpha.

9 This represents 8,583 Class A Common Shares held by the Master Fund and PCMG and 9,293 Class A Common Shares that are beneficially owned by the Master Fund, PCMG and Alpha as a result of their holding 9,293 First Preferred Voting Shares that are convertible into Class A Common Shares. The reporting person is the managing member of HMC Distressed Investment Offshore Manager, L.L.C. and may be deemed to possess voting power or investment power over the Shares held by PCMG and Alpha.

CUSIP No.  59501T882
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philip Falcone


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     17,876(10)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     17,876(11)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,876(12)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.5%

14.  TYPE OF REPORTING PERSON*

     IN

----------
10 This represents 8,583 Class A Common Shares held by the Master Fund and PCMG and 9,293 Class A Common Shares that are beneficially owned by the Master Fund, PCMG and Alpha as a result of their holding First Preferred Voting Shares that are convertible into Class A Common Shares. The reporting person is the portfolio manager of the Master Fund on behalf of HMC Distressed Investment Offshore Manager, L.L.C. ("HMC Management") as well as the portfolio manager of PCMG and Alpha.

11 This represents 8,583 Class A Common Shares held by the Master Fund and PCMG and 9,293 Class A Common Shares that are beneficially owned by the Master Fund, PCMG and Alpha as a result of their holding First Preferred Voting Shares that are convertible into Class A Common Shares. The reporting person is the portfolio manager of the Master Fund on behalf of HMC Management as well as the portfolio manager of PCMG and Alpha.

12 This represents 8,583 Class A Common Shares held by the Master Fund and PCMG and 9,293 Class A Common Shares that are beneficially owned by the Master Fund, PCMG and Alpha as a result of their holding First Preferred Voting Shares that are convertible into Class A Common Shares. The reporting person is the portfolio manager of the Master Fund on behalf of HMC Management as well as the portfolio manager of PCMG and Alpha.

CUSIP No.  59501T882
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond J. Harbert


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     17,876(13)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     17,876(14)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,876(15)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.5%

14.  TYPE OF REPORTING PERSON*

     IN

----------
13 This represents 8,583 Class A Common Shares held by the Master Fund and PCMG and 9,293 Class A Common Shares that are beneficially owned by the Master Fund, PCMG and Alpha as a result of their holding First Preferred Voting Shares that are convertible into Class A Common Shares. The reporting person is a member of HMC Investors, L.L.C. ("HMC Investors")

14 This represents 8,583 Class A Common Shares held by the Master Fund and PCMG and 9,293 Class A Common Shares that are beneficially owned by the Master Fund, PCMG and Alpha as a result of their holding First Preferred Voting Shares that are convertible into Class A Common Shares. The reporting person is a member of HMC Investors.

15 This represents 8,583 Class A Common Shares held by the Master Fund and PCMG and 9,293 Class A Common Shares that are beneficially owned by the Master Fund, PCMG and Alpha as a result of their holding First Preferred Voting Shares that are convertible into Class A Common Shares. The reporting person is a member of HMC Investors.

CUSIP No.  59501T882
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael D. Luce


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     17,876(16)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     17,876(17)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,876(18)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.5%

14.  TYPE OF REPORTING PERSON*

     IN

----------
16 This represents 8,583 Class A Common Shares held by the Master Fund and PCMG and 9,293 Class A Common Shares that are beneficially owned by the Master Fund, PCMG and Alpha as a result of their holding First Preferred Voting Shares that are convertible into Class A Common Shares. The reporting person is a member of HMC Investors.

17 This represents 8,583 Class A Common Shares held by the Master Fund and PCMG and 9,293 Class A Common Shares that are beneficially owned by the Master Fund, PCMG and Alpha as a result of their holding First Preferred Voting Shares that are convertible into Class A Common Shares. The reporting person is a member of HMC Investors.

18 This represents 8,583 Class A Common Shares held by the Master Fund and PCMG and 9,293 Class A Common Shares that are beneficially owned by the Master Fund, PCMG and Alpha as a result of their holding First Preferred Voting Shares that are convertible into Class A Common Shares. The reporting person is a managing member of HMC Investors.

CUSIP No.  59501T882
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     Microcell Telecommunications Inc. ("Microcell"), Class A Common Stock (the "Shares")

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Harbert Distressed Investment Master Fund, Ltd. (the "Master Fund"), HMC Distressed Investment Offshore Manager, L.L.C., ("HMC Management"), the sole investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Philip Falcone, a member of HMC Management who acts as the portfolio manager of the Master Fund on behalf of HMC Management and is the portfolio manager of PCMG Trading Partners XII LP ("PCMG") and Alpha US Sub Fund VI, LLC ("Alpha"), Raymond J. Harbert, a member of HMC Investors, and Michael D. Luce, a member of HMC Investors (each of the Master Fund, HMC Management, HMC Investors, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").
The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of HMC Management and HMC Investors is a Delaware limited liability company. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of HMC Management, HMC Investors, Philip Falcone, Raymond J. Harbert and Michael D. Luce is 555 Madison Avenue, Suite 2800, New York, New York 10022. PCMG is a Delaware limited partnership. Alpha is a Delaware limited liability company. Each of PCMG and Alpha are separately managed accounts. 8,141 Shares reported herein are held in the name of the Master Fund and 442 Shares reported herein are held in the name of PCMG. 9,293 Shares reported herein are beneficially owned by the reporting persons as a result of 8,839 First Preferred Voting Shares that are held in the name of the Master Fund, 279 First Preferred Voting Shares that are held in the name of PCMG and 185 First Preferred Voting Shares that are held in the name of Alpha. Each First Preferred Voting Share is convertible into one Share.

     (d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 16,970 Shares.

As of the date hereof HMC Management may be deemed to beneficially own 16,970 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 17,876 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 17,876 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 17,876 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 17,876 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 16,970 Shares, constituting 43.7% of the Shares of the Issuer, based upon the 38,829 Shares outstanding as of the date of this filing.19

        The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,970 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 16,970 Shares.

(a, b) As of the date hereof, HMC Management may be deemed to be the beneficial owner of 16,970 Shares, constituting 43.7% of the Shares of the Issuer, based upon the 38,829 Shares outstanding as of the date of this filing.20

----------
19 The number of outstanding Shares includes the 30,000 Shares currently outstanding as well as the 8,829 First Preferred Voting Shares deemed to be owned by the Master Fund which are convertible into Class A Common Shares.

20 The number of outstanding Shares includes the 30,000 shares currently outstanding as well as the 8,829 First Preferred Voting Shares deemed to be owned by HMC Management which are convertible into Class A Common Shares.

      HMC Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,970 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 16,970 Shares.

HMC Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 17,876 Shares, constituting 45.5% of the Shares of the Issuer, based upon the 39.293 Shares outstanding as of the date of this filing.21

      HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 17,876 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 17,876 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 17,876 Shares, constituting 45.5% of the Shares of the Issuer, based upon the 39,293 Shares outstanding as of the date of this filing.22

      Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 17,876 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 17,876 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 17,876 Shares, constituting 45.5% of the Shares of the Issuer, based upon the 39,293 Shares outstanding as of the date of this filing.23

      Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 17,876 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 17,876 Shares.

----------
21 The number of outstanding Shares includes the 30,000 Shares currently outstanding as well as the 9,293 First Preferred Voting Shares deemed to be owned by HMC Investors which are convertible into Class A Common Shares.

22 The number of outstanding Shares includes the 30,000 Shares currently outstanding as well as the 9,293 First Preferred Voting Shares deemed to be owned by Philip Falcone which are convertible into Class A Common Shares.

23 The number of outstanding Shares includes the 30,000 Shares currently outstanding as well as the 9,293 First Preferred Voting Shares deemed to be owned by Raymond J. Harbert which are convertible into Class A Common Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 17,876 Shares, constituting 45.5% of the Shares of the Issuer, based upon the 39,293 Shares outstanding as of the date of this filing.24

      Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 17,876 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 17,876 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons are set forth in Exhibits B and C and were all effected in broker transactions.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      N/A

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit C: Schedule of Transactions in the First Preferred Voting Shares of the
           issuer.

----------
24 The number of outstanding Shares includes the 30,000 Shares currently outstanding as well as the 9,293 First Preferred Voting Shares deemed to be owned by Michael D. Luce which are convertible into Class A Common Shares.

--------------------------------------------------------------------------------


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbert Distressed Investment Master Fund, Ltd.
By: HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
------------------------


/s/ Philip Falcone
---------------------
Philip Falcone

/s/ Raymond J. Harbert
---------------------
Raymond J. Harbert

/s/ Michael D. Luce
---------------------
Michael D. Luce

November 10, 2003



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated November 10, 2003 relating to the Class A Common Stock of Microcell Telecommunications Inc. shall be filed on behalf of the undersigned.


Harbert Distressed Investment Master Fund, Ltd.
By: HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-------------------------

HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-------------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
-------------------------


/s/ Philip Falcone
---------------------
Philip Falcone

/s/ Raymond J. Harbert
---------------------
Raymond J. Harbert

/s/ Michael D. Luce
---------------------
Michael D. Luce

November 10, 2003

                                    Exhibit B
                           Transactions in the Shares
                           --------------------------



TRANSACTIONS BY HARBERT DISTRESSED INVESTMENT MASTER FUND

          Date of                 Number of Shares
        Transaction               Purchase/(Sold)            Price of Shares
        -----------               ---------------            ---------------

          5/14/03                      8,141                    CAD $15.00

TRANSACTIONS BY PCMG TRADING PARTNERS XII, L.P.

          Date of                 Number of Shares
        Transaction               Purchase/(Sold)            Price of Shares
        -----------               ---------------            ---------------

         5/14/03                        442                     CAD $15.00

                                    Exhibit C
                Transactions in the First Preferred Voting Shares
                -------------------------------------------------

TRANSACTIONS BY HARBERT DISTRESSED INVESTMENT MASTER FUND

          Date of                 Number of Shares
        Transaction               Purchase/(Sold)            Price of Shares
        -----------               ---------------            ---------------

          5/14/03                      2,379                    CAD $15.00

           7/9/03                      6,450                      $10.18

TRANSACTIONS BY PCMG TRADING PARTNERS XII L.P.

          Date of                 Number of Shares
        Transaction               Purchase/(Sold)            Price of Shares
        -----------               ---------------            ---------------

         7/9/03                         279                     $10.18

TRANSACTIONS BY ALPHA US SUB FUND VI, L.L.C.

          Date of                 Number of Shares
        Transaction               Purchase/(Sold)            Price of Shares
        -----------               ---------------            ---------------

           7/9/03                       185                       $10.18



03773.0003 #433043